UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC File Number: 001-37709

(Check one):
☒ Form 10-K ☐ Form N-CSR ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
For Period Ended: June 30, 2022

☐ Transition Period on Form 10-K
☐ Transition Period on Form 20-F
☐ Transition Period on Form 11-K
☐ Transition Period on Form 10-Q
For the Transition Period Ended: N/A

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Axos Financial, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
9205 West Russell Road, Suite 400
Address of Principal Executive Office (Street and Number)
Las Vegas, NV 89148
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒
(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.
The Company was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended June 30, 2022 by August 29, 2022, due to required testing and validation of Axos Advisor Services activity having taken longer than anticipated. The Company expects to file the Form 10-K within the additional time allowed under Rule 12b-25.

PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notiﬁcation

Derrick K. Walsh	858	649-2165
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). Yes ☒ No ☐
(3)Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof? Yes ☐     No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Axos Financial, Inc.
(Name of Registrant as Specified in Charter)
has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 29, 2022	By /s/ Derrick K. Walsh
Derrick K. Walsh
Executive Vice President and Chief Financial Officer